UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. 1)

1.	Name of the Registrant:

Texas Pacific Land Corporation

2.	Name of Person Relying on Exemption:

Lion Long Term Partners LP

Stephen N. Walker

3.	Address of Person Relying on the Exemption:

Ugland House

South Church Street, KY1 1104

Grand Cayman

Cayman Islands

4.	Written Material. The following written material is attached hereto as Exhibit 99.1:

Updated Letter to Stockholders of Texas Pacific Land Corporation, dated October 25, 2022.

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Lion Long Term Partners LP (together with its affiliates, “Lion Long Term Partners”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Lion Long Term Partners.

PLEASE NOTE: Lion Long Term Partners is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Exhibit 99.1

LION LONG TERM PARTNERS LP, A SIGNIFICANT SHAREHOLDER OF TEXAS PACIFIC LAND CORPORATION, URGES SHAREHOLDERS TO VOTE AGAINST PROPOSAL 4 AT UPCOMING ANNUAL MEETING

Grand Cayman, Cayman Islands, October 25, 2022 – Lion Long Term Partners LP, a significant shareholder of 50,600 shares of Texas Pacific Land Corporation (NYSE: TPL) urges shareholders to vote against Proposal 4 at the Company’s upcoming annual meeting of stockholders on November 16, 2022.

Proposal 4 asks shareholders “To approve an amendment to the Company’s Certificate of Incorporation increasing the authorized shares of common stock from 7,756,156 shares to 46,536,936 shares.”

Item 4 is not “routine business”. Its adoption would allow the Board and current management to dramatically change TPL’s business strategy, in effect for over 100 years, of collecting royalty rights, selling land assets, and using the proceeds to repurchase outstanding shares, thus enhancing stockholder value. The stockholders are not being asked to approve this change in TPL’s business strategy.

The Company says that the newly authorized shares will be used, in large part:

-	for a 3 for 1 stock split (for which the increase would only need to be from 7,756,156 shares to 23,268,468), and

-	to enable the company to make strategic acquisitions using stock as consideration

This proposal appears specifically designed to fit into the guidelines of major proxy advisory firms, which normally recommend a “For” vote on a stock split and share issuance authorizations if it results in the company having twice the number of shares outstanding after the split. Management and the current Board undoubtedly are hoping that this proposal will slip through with ETF and Index funds following normal procedures on “routine” items. But, given the long history of TPL, this “blank check” authorization for management and the current Board to dramatically change the business strategy of TPL is anything but “routine.”

If item 4 is approved, management and the current Board will have twenty three million shares, each one worth today $668 (post split) at their disposal to spend on buying up assets, subject only to stockholder approval if, under NYSE rules, a future share issuance exceeds 20% of the shares outstanding. This is far from being business as usual. It’s scary. The advantages of a stock split are minimal in comparison with the dangers of allowing management and the current Board to dramatically change the business strategy of TPL without effective stockholder input.

For 134 years TPL has collected rights, royalties and sold land, the cash proceeds used to re-purchase shares. From 1992 to 2017 the Company retired on average 3% of the shares outstanding per year reducing the total share count by approximately 53%, whilst acreage owned declined by about 1% per year.

For historical perspective, see this article from the New York Times dated 6 November 1904:

NY Times subscribers:

https://nyti.ms/3CDBZHA

Non-NY Times subscribers:

Favorable Position of Some Land Holding Companies’ Stock Reduced More Rapidly Than Assets

For a company that has spent 134 years reducing its share count to suddenly ask stockholders to approve an increase from 7,756,156 to 46,536,936 is shocking. It is quite the opposite of routine; it represents a 180 degree turn in strategy.

There are many long-term holders of TPL. We do not believe these long-term stockholders want TPL to change its century-old strategy. Furthermore, we believe many stockholders are concerned by the lack of transparency and the time and money devoted by TPL since 2019 to litigation with its major stockholders.

We stockholders have not been asked to approve a dramatic shift in the business strategy that TPL has followed for over 100 years. The Board has a fiduciary responsibility to stockholders to act in their best interests. We do not believe approval of a dramatic increase in the authorized number of shares of TPL is in the best interests of its stockholders.

Your Vote Counts: We urge you to vote Against Proposal 4.

Sincerely

/s/ Stephen N. Walker

Stephen N. Walker

General Partner

Lion Long Term Partners LP

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. LION LONG TERM PARTNERS LP IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT. WE URGE TPL’S STOCKHOLDERS TO VOTE AGAINST PROPOSAL 4 BY FOLLOWING THE INSTRUCTIONS PROVIDED BY MANAGEMENT IN ITS PROXY MAILING.

THE VIEWS EXPRESSED ABOVE ARE THOSE OF LION LONG TERM PARTNERS LP. THE INFORMATION PROVIDED IN THIS COMMUNICATION MAY NOT BE RELIED UPON AS INVESTMENT ADVICE, NOR BE CONSIDERED AS A RECOMMENDATION TO BUY OR SELL SHARES OF TPL. THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

Contact:

John Glenn Grau

InvestorCom LLC

(203) 295-7841

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